

August 31, 2023

Nigel Clarke
Minister of Finance and the Public Service
Government of Jamaica
Consul General of Jamaica in New York
Consulate General of Jamaica
767 Third Avenue
New York, NY 10017

> **Re: Government of Jamaica**
> **Amendment No. 1 to Registration Statement under Schedule B**
> **Filed August 14. 2023**
> **File No. 333-271541**
>
> **Form 18-K filed on July 12, 2023**
> **File No. 001-04165**

Dear Nigel Clarke:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 30, 2023 letter.

Schedule B

Schedule B, page i

1. We note your response to comment 1 and your revised disclosure. Please revise to include a note to the table in the "Calculation of Registration Fee" as to whether or not the registrant has withdrawn the prior registration statement or has terminated or completed any offering that included the unsold securities. Please see Rule 457(p)(5) of Regulation

C.

Please contact Michael Coco, Office Chief, at (202) 551-3253 with any questions.

Sincerely,

Division of Corporation Finance
Office of International Corporate
Finance